Points Announces TSX Approval of Share Repurchase

TORONTO - September 7, 2021 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, announced today that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 746,992 of its common shares (the "Repurchase"), representing approximately 5% of its 14,939,842 common shares issued and outstanding as of August 31, 2021. Points has entered into an automatic share purchase plan with a broker in order to facilitate the Repurchase.

The primary purpose of the Repurchase is purchases for cancellation. Under the automatic share purchase plan, Points' broker may repurchase shares at times when Points would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time-to-time at the broker's discretion based upon parameters prescribed by the parties' written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other alternative trading systems in the United States and Canada, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. As a result of certain rules and policies of the TSX, subject to certain permitted exceptions, the maximum number of shares which can be repurchased per day on the TSX is 1,070 based on 25% of the average daily trading volume on the TSX for the prior six months (being 4,280 shares per day). Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by Points' broker having regard to future price movements and other factors, including the parameters prescribed by the parties' written agreement.

The Repurchase will commence on September 9, 2021 and will terminate on September 8, 2022. Points did not purchase any common shares under its previous normal course issuer bid. Points' previous normal course issuer bid commenced on September 9, 2020 and will terminate on September 8, 2021.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, using a unique Loyalty Commerce Platform to build, power, and grow new ways for members to get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs around the world. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, please visit points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, statements with respect to future purchases of common shares under the Repurchase. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact

Investor Relations Contact
Cody Slach and Jackie Keshner
Gateway Investor Relations
1-949-574-3860
IR@points.com